BioHarvest Sciences Begins Trading on the Nasdaq Global Market

Vancouver, British Columbia and Rehovot, Israel – November 12, 2024 – BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST) (CSE: BHSC), a company pioneering its patented Botanical Synthesis technology platform, today announced that the Company’s shares will begin trading on the Nasdaq Global Market (“Nasdaq”) at the opening of the U.S. market today under the new ticker symbol “BHST”. The Company’s common shares will continue to trade on the Canadian Securities Exchange (“CSE”).

Ilan Sobel, Chief Executive Officer of BioHarvest Sciences, said: “Our Nasdaq listing is a monumental milestone in our corporate history, which we believe will serve to elevate our public profile in the industry, improve liquidity and greatly expand our potential shareholder base. I would again like to thank each and every one of our shareholder partners, whose continued support has played an important role in enabling our ongoing success.”

Third Quarter 2024 Financial Results

Given that the Company completed the third quarter on the Canadian Securities Exchange, its financial results are required to be filed by the end of November 2024. Accordingly, it will release financial results for the third quarter ended September 30, 2024, after market close on Monday, November 25.

Management will host an investor conference call at 4:30 p.m. Eastern time on Monday, November 25, 2024, to discuss BioHarvest's third quarter 2024 financial results, provide a corporate update, and conclude with a question-and-answer session from telephone participants. Conference call access details will be shared in a later release.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. There is no assurance of additional future contracts. Readers are cautioned that future contracts or increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibility for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

(949) 259-4987

BHSC@mzgroup.us